UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number: 1-14926

KT Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

206 Jungja-dong Bundang-gu, Sungnam Kyunggi-do 463-711 Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

A. Issuance of KRW 240 Billion Notes due 2013

Issue Number : 177-1

1. Aggregate principal amount: KRW240,000,000,000
2. Issue price: 100.0%
3. Class of notes: KRW denominated unsecured notes
4. Maturity date: February 9, 2013
5. Coupon rate: 4.86%
6. Yield to maturity: 4.86%
7. Issue date: February 9, 2010
8. Interest payment method: payable quarterly in arrear on May 9,
        August 9, November 9 and February 9 of each year starting in year 2010
9. Method of principal payment: payment on maturity date at 100%
10. Underwriter: Woori Investment & Securities Co., Ltd.
11. Purpose of issuance: KRW150,000,000,000 for bond refunding and
        KRW90,000,000,000 for operation

B. Issuance of KRW 190 Billion Notes due 2015

Issue Number : 177-2

1. Aggregate principal amount: KRW190,000,000,000
2. Issue price: 100.0%
3. Class of notes: KRW denominated unsecured notes
4. Maturity date: February 9, 2015
5. Coupon rate: 5.26%
6. Yield to maturity: 5.26%
7. Issue date: February 9, 2010
8. Interest payment method: payable quarterly in arrear on May 9,
        August 9, November 9 and February 9 of each year starting in year 2010
9. Method of principal payment: payment on maturity date at 100%
10. Underwriter: Woori Investment & Securities Co., Ltd.
11. Purpose of issuance: KRW150,000,000,000 for bond refunding and
        KRW40,000,000,000 for operation

C. Issuance of KRW 170 Billion Notes due 2017

Issue Number : 177-3

1. Aggregate principal amount: KRW170,000,000,000
2. Issue price: 100.0%
3. Class of notes: KRW denominated unsecured notes
4. Maturity date: February 9, 2017
5. Coupon rate: 5.38%
6. Yield to maturity: 5.38%
7. Issue date: February 9, 2010
8. Interest payment method: payable quarterly in arrear on May 9,
        August 9, November 9 and February 9 of each year starting in year 2010
9. Method of principal payment: payment on maturity date at 100%
10. Underwriter: Woori Investment & Securities Co., Ltd.
11. Purpose of issuance: KRW120,000,000,000 for bond refunding and
        KRW50,000,000,000 for operation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KT Corporation

Date: February 11, 2010	By:	Thomas Bum Joon Kim
	Name:	Thomas Bum Joon Kim
	Title:	Managing Director

KT Corporation

Date: February 11, 2010	By:	Young Jin Kim
	Name:	Young Jin Kim
	Title:	Director